VIA EDGAR

Ms. Kathleen Krebs

Special Counsel

Mr. Joshua Shainess

Attorney-Adviser

Mr. Terry French

Accountant Branch Chief

Ms. Christie Wong

Staff Accountant

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

November 22, 2019

Re:                             YX Asset Recovery Limited (CIK No. 0001752234)

Registration Statement on Form F-1 (File No. 333-234302)

Registration Statement on Form 8-A (File No. 001-39133)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), YX Asset Recovery Limited (the “Company”) hereby requests the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-234302), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2019.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective, and no securities have been or will be issued or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

In addition, the Company requests the withdrawal of the Company’s Registration Statement on Form 8-A (File No. 001-39133), originally filed with the Commission on November 12, 2019, effective as of the date hereof or at the earliest practicable date hereafter.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Paul Hastings LLP, attention: Jason Kuo at 852-2867-1289.

Very truly yours,

YX Asset Recovery Limited

By:	/s/ Man Tan
	Name:	Man Tan
	Title:	Chief Executive Officer and Chairman of the Board

cc:                                Man Tan, Chief Executive Officer, YX Asset Recovery Limited

Jia Yan, Partner, Paul Hastings LLP

Jason Kuo, Partner, Paul Hastings LLP